SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 13)

Mullen Automotive Inc.

(Name of Issuer)

Common Stock, $0.001 per share par value

(Title of Class of Securities)

64111R 102

(CUSIP Number)

Oleg Firer

Star Equities, LLC

3363 NE 163rd Street, Suite 606

North Miami Beach, FL 33160

(305) 507-8808

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 15, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64111R 102
1	Names of Reporting Persons. Oleg Firer
2	Check the Appropriate Box if a Member of a Group		(a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds		OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6	Citizenship or Place of Organization		United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power	724,150
	8	Shared Voting Power	67,312
	9	Sole Dispositive Power	724,150
	10	Shared Dispositive Power	67,312
11	Aggregate Amount Beneficially Owned by Each Reporting Person		791,462
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares		☐
13	Percent of Class Represented by Amount in Row (11)		3.38%
14	Type of Reporting Person		IN

CUSIP No. 64111R 102
1	Names of Reporting Persons. Star Equities LLC
2	Check the Appropriate Box if a Member of a Group		(a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds		WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6	Citizenship or Place of Organization		United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power	0
	8	Shared Voting Power	67,312
	9	Sole Dispositive Power	0
	10	Shared Dispositive Power	67,312
11	Aggregate Amount Beneficially Owned by Each Reporting Person		67,312
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares		☐
13	Percent of Class Represented by Amount in Row (11)		0.29%
14	Type of Reporting Person		CO

This Amendment No. 13 to Schedule 13D relates to the common stock, $0.001 per share par value (the “Common Stock”), of Mullen Automotive Inc. (f/k/a Net Element, Inc.) (the “Company”), and further amends the Schedule 13D filed by Oleg Firer with the Securities and Exchange Commission on September 18, 2014, as amended by the Amendment No. 1 filed by Mr. Firer on May 12, 2015, the Amendment No. 2 filed by Mr. Firer on September 22, 2015, the Amendment No. 3 filed by Mr. Firer on October 15, 2015, the Amendment No. 4 filed by Mr. Firer on December 2, 2015, the Amendment No. 5 filed by Mr. Firer on June 20, 2016, the Amendment No. 6 filed by Mr. Firer on October 11, 2017, the Amendment No. 7 filed by Mr. Firer on October 27, 2017, the Amendment No. 8 filed by Mr. Firer on January 8, 2018, the Amendment No. 9 filed by Mr. Firer on April 10, 2019, the Amendment No. 10 filed by Mr. Firer on December 1, 2020 and the Amendment No. 11 filed by Mr. Firer on July 8, 2021, the Amendment No. 12 filed by Mr. Firer on November 8, 2021 (the “Schedule 13D”). The Company’s principal executive offices are located at 1405 Pioneer Street, Brea, California 92821.

This Amendment No. 13 to Schedule 13D is filed to (i) report that, as of November 15, 2021, Mr. Firer’s and Star Equities’ no longer beneficially own more than 5% of the outstanding shares of Company common stock and (ii) to terminate the filing obligation due to such less than 5% beneficial ownership

Except as set forth below, all Items of the Schedule 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 5. Interest in Securities of Issuer

Items 5(a) and (b) of Schedule 13D are hereby amended and restated in their entirety by the following:

(a) – (b)         As of November 15, 2021, Mr. Firer’s and Star Equities’ no longer beneficially own more than 5% of the outstanding shares of Company common stock.

Specifically, as of November 15, 2021, Star Equities is the beneficial owner of 67,312 restricted shares of Common Stock issued to Star Equities pursuant to the conversion of that certain promissory note dated March 1, 2017 by the Company to Star Equities LLC (the “Promissory Note”) of the entire outstanding amount of $374,253.13 (including the principal amount of $348,083.32 and accrued and unpaid interest) for a purchase price of $5.56 per share, representing in the aggregate approximately 0.29% of the outstanding shares of Common Stock, based on 23,407,067 shares of Common Stock issued and outstanding as of November 15, 2021 as provided by the Company.

As of November 15, 2021, Mr. Firer is deemed to have beneficial ownership of 791,462 shares of Common Stock consisting of (1) 724,150 restricted shares of Common Stock held directly by Mr. Firer, and (2) as the sole member of Star Equities, Mr. Firer can be deemed to beneficially own the above-described restricted shares of Common Stock beneficially owned by Star Equities (which equals to 67,312 shares as of the date hereof, as described above). Such shares collectively represent approximately 3.38% of the outstanding shares of Common Stock, based on 23,407,067 shares of Common Stock issued and outstanding as of November 15, 2021 as provided by the Company. Mr. Firer has sole voting power and sole dispositive power with respect to 724,150 restricted shares of Common Stock and shared voting power and shared dispositive power with respect to the above-described shares beneficially owned by Star Equities.

(c) Except as disclosed in Item 4 of the Amendment No. 12 to Schedule 13D filed by Mr. Firer on November 8, 2021, neither Star Equities nor Mr. Firer has effected any transaction in the Common Stock in the past 60 days.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: November 16, 2021	/s/ Oleg Firer

Oleg Firer

Date: November 16, 2021	STAR EQUITIES, LLC

	By:	/s/ Oleg Firer
Oleg Firer, as Managing Member